Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Luxury Travel Hackers, Inc.
203 South Haskell Ave. Ste. #D
Dallas, TX 75226
https://luxurytravelhackers.com/

Up to $1,070,000.00 in Common Stock at $0.08
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Luxury Travel Hackers, Inc.
Address: 203 South Haskell Ave. Ste. #D, Dallas, TX 75226
State of Incorporation: DE
Date Incorporated: February 12, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 125,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 13,375,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.08
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Time-Based:</u>

Super Early Bird Bonus

Invest within the 48 hours and receive an additional 15% bonus shares.

Friends and Family Early Birds

Invest within the first week and receive an additional 10% bonus shares.

Early Bird 20% Bonus

Invest $10,000 within the first week and receive 20% bonus shares.

<u>Amount-Based:</u>

$250+ | 5% off your first travel package

Invest $250+ and receive 5% off your first package trip booked with us.

$500+ | Gold Membership for life!

Invest $500+ and receive a Gold Tier Membership for life (normally $299 a year). You will have access to all the perks of this membership and never pay a fee. This will give you access to exclusive destinations/properties, upgrades, and discounts.

$1,000+ | Platinum Membership for life!

Invest $1,000+ and receive a Platinum Tier Membership for life (normally $599 a year). You will have access to all the perks of this membership and never pay a fee. This will give you access to exclusive destinations/properties, upgrades, and discounts.

$50,000+ | Joining us on an influencer trip!

Invest $50,000+ and receive an invitation to one of our filming trips with one of our influencers. See how the filming process works first hand! Join the crew, maybe even pick up a camera and shoot a scene for us! Receive a Platinum Tier Membership for life (normally $599 a year) + 15% Bonus Shares.

**All perks occur when the offering is completed.*

StartEnging Owner's Bonus Program

Luxury Travel Hackers, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.08 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $80. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Voting Proxy

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

Luxury Travel Hackers ("LTH") is a C-Corp organized under the laws of the state of Delaware that leverages influencers and content to make vacations bookable vis social media. The Company's business model consists of travel bookings focused on Millennials. Our travel packages are sold across the world as direct-to-consumer online. The Company uses influencers and content to sell travel, marketing and content services to brands, consumsers and businesses.

The company was originally formed on February 12, 2019 as Luxury Travel Hackers LLC and converted to a C-Corp on December 8, 2020.

Competitors and Industry

INDUSTRY

The travel industry is currently estimated at $1.3B and is projected to grow at a rate of 24% and is predicted to reach $2.6T by 2026.

COMPETITORS

The Company has several major competitors in the travel market. Some of the top competitors in our industry include: Beautiful Destinations, Trovatrip and Abercrombie & Kent. Beautiful Destinations is the industry leader and the Company's primary competition in the Travel influencer industry. Trovatrip is a new company gaining traction in the travel influencer collaboration space. Abercrombie & Kent are competitors on travel concierge booking side. Despite the present competitive landscape, LTH stands out in the travel industry because we are leveraging the influencers and our content to drive direct bookings.

Current Stage and Roadmap

CURRENT STAGE

LTH beta launched in July of 2021. We are currently in market, selling vacations and onboarding hundreds of influencers.

FUTURE ROADMAP

The next year will be dedicated to building technology for higher conversions and elevated user experience, scaling our marketing efforts, onboarding hundreds of travel influencer partnerships, increasing the LTH followers across all social media channels, shoot and aggregate more travel content from around the world and launch our influencer based travel TV show which is currently in development.

The Team

Officers and Directors

Name: Gary Kohn

Gary Kohn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder & CEO
  Dates of Service: February 08, 2019 - Present
  Responsibilities: Oversee all departments and operations of the company. Gary is taking a salary of 6k a month.

Name: Katie Warner

Katie Warner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder/Head of Travel Services and Board Member
  Dates of Service: August 01, 2019 - Present
  Responsibilities: Oversee all travel related business with the company, vendor relationships around the world. Katie takes a salary of 6k a month.

Name: Thomas Mangas

Thomas Mangas's current primary role is with Investor and board member of various companies. Thomas Mangas currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: February 10, 2021 - Present
  Responsibilities: Sit of the board and participate in board meetings. Thomas is receiving 3% of the company for these services.

Other business experience in the past three years:

- **Employer:** Curacity
  Title: Board Member
  Dates of Service: September 01, 2108 - Present
  Responsibilities: Board duties

Other business experience in the past three years:

- **Employer:** International Car Wash Group
  Title: CEO
  Dates of Service: October 01, 2018 - January 01, 2020
  Responsibilities: Oversee the company

Other business experience in the past three years:

- **Employer:** TFI TAB Food Investments
  Title: Board Member
  Dates of Service: November 01, 2017 - Present
  Responsibilities: Board duties

Other business experience in the past three years:

- **Employer:** Strada Education Network
  Title: Member Board of Trustees
  Dates of Service: September 01, 2107 - Present
  Responsibilities: Board duties

Other business experience in the past three years:

- **Employer:** Centerfire Capital
  Title: Founder
  Dates of Service: November 01, 2016 - Present
  Responsibilities: Venture fund

Name: Daniel Lannon

Daniel Lannon's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO
  Dates of Service: February 08, 2021 - Present
  Responsibilities: Marketing

Other business experience in the past three years:

- **Employer:** Moxielash
  Title: Head of Social and performance creative
  Dates of Service: April 01, 2021 - Present

Responsibilities: Run social and creative

Other business experience in the past three years:

- **Employer:** Acceler8 Labs
  Title: Digital Specialist (Advisor)
  Dates of Service: April 01, 2019 - Present
  Responsibilities: Worked directly with the founding team to build strategies around digital ads (Google, Bing), email marketing, Shopify development, and content creation leading to increased ROI and brand identification including managing a junior team of 2

Other business experience in the past three years:

- **Employer:** Glow In The Dark
  Title: Co-Founder
  Dates of Service: January 01, 2020 - February 10, 2021
  Responsibilities: Founded and bootstrapped Glow In The Dark agency including management of all client engagements, creative direction, and brand strategy. Working with major brands, startups, and entrepreneurs to craft best in class marketing, web development, & content strategies that help scale efforts at all levels. We've had the pleasure of working with Samsung TV, Ford Models, Simple Bank, Prezi, InVision, Apple Music, Rdio/Pandora and many more.

Other business experience in the past three years:

- **Employer:** Reimagine Foods
  Title: Director of Growth (Contract)
  Dates of Service: August 01, 2020 - May 01, 2021
  Responsibilities: Hired on a Director of Growth to launch a new ecommerce platform and kickstart influencer partnerships with ecommerce brands, Melis and Family Foods. Built strategic partnership with the founding members and influencers to direct, strategized and report on growth strategy results.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the travel industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when

we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the

product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our expanded technology. Delays or cost overruns in the development of our Expanded technology and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to

achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Luxury Travel Hackers is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as Covid-19 restrictions and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company.

At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Luxury Travel Hackers or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Luxury Travel Hackers could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Gary Kohn	124,355,000	Common Stock	66.5

The Company's Securities

The Company has authorized Common Stock, and Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 13,375,000 of Common Stock.

Common Stock

The amount of security authorized is 270,000,000 with a total of 187,000,000 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Notes

The security will convert into Equity and the terms of the Convertible Notes are outlined below:

Amount outstanding: $550,000.00
Maturity Date: April 01, 2023
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: 24 months or preferred stock financing. Most likely series A

Material Rights

There are no material rights associated with Convertible Notes.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $550,000.00
  Use of proceeds: Marketing, building product, technology and content
  Date: March 15, 2021
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $200,000.00
  Number of Securities Sold: 9,375,000
  Use of proceeds: Start company, legal, content
  Date: February 01, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We are able to operate the business for the next 6 months without generating any revenue.

Foreseeable major expenses based on projections:

The major expense based on our projections will be marketing and technology. The more money we use on ad spend via facebook and instagram the more money we will generate. The technology build we are in the process of doing will allow customers to have real time pricing and availability to allow for instant purchase of said trip. This will increase our conversion rate drastically. In addition, once we launch the "Build your own trip" technology we will be able to capture the do it yourselfers. Our commitment to 24/7 concierge service allows us to create a good LTV as we aren't cattering to budget travel so generally our customers aren't randomly searching for the best deal. They want conveniece, customer service and ease of use more than anything. We have the abilty to continue to operate possibly idefinately as we are generating income but our ability to scale at a faster pace will be limited if we don't raise enough money. Bringing on the influencers has proven to be very easy as we are creating passive income for them with no real work for them to do. We cover all the setup costs(which are small).

Future operational challenges:

Our biggest operational challenge will be providing the level of customer service to create a valuable LTV and keeping that level of service high as we scale the technology. Our goal is to slowly remove the human element from the concierge experience and we need to do it with the right amount of date. This takes time to learn what is working and what isn't.

Future challenges related to capital resources:

Not being able to raise the proper amount of money to scale the company will challenge us in our abilty to take advantage of a market that is wanting to travel post-covid. If we are relying exclusively on our current income to scale it will be a slow process.

Future milestones and events:

The ability to onboard 100's of influencer partnerships and create the technology to increase conversion for easier booking and user experience will significantly increase our ability to generate income for the company at a fast rate.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We currently have $100k in the back and access to another $150k via credit cards if needed for any reason as well as a long list of various lenders willing to loan the company money on a debt basis.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are only critical in our ability to scale more rapidly. We still have enough money to run the company but growth would be limited.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from the campaign are not needed for the company to continue but as stated above will allow us to scale at a fast pace.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate the company indefinitely with the min funds raised. It's just that our ability to scale will be slower. Our burn rate would be somewhere around $30k a month which won't allow us to scale very fast but will keep the company going. With the income we have based on current sales we would be ok.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the goal amount we will be able to run the company Indefinitely and scale at a fast rate. Fully funded we would have a burn rate of about $100k a month which scales our technology, onboards influencer partnerships, and markets the offering (allowing us to generate revenue immediately)

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Lines of credit will be available in the 6 digits within 6 months from now based on the current traction if we are able to continue at the current revenue stream.

Indebtedness

- **Creditor:** Carina Schneider
  Amount Owed: $25,000.00
  Interest Rate: 6.0%

Maturity Date: December 08, 2022
Convertible Promissory Note

- **Creditor:** Craig Reinfield
Amount Owed: $25,000.00
Interest Rate: 6.0%
Maturity Date: February 08, 2023

- **Creditor:** Laura Daly
Amount Owed: $25,750.00
Interest Rate: 6.0%
Maturity Date: June 10, 2023

- **Creditor:** Raghu Kilambi
Amount Owed: $250,000.00
Interest Rate: 6.0%
Maturity Date: March 16, 2023

- **Creditor:** Thomas Mangas
Amount Owed: $100,000.00
Interest Rate: 6.0%
Maturity Date: February 12, 2023

- **Creditor:** Yvonne Khananis
Amount Owed: $100,000.00
Interest Rate: 6.0%
Maturity Date: July 28, 2023

Related Party Transactions

- **Name of Entity:** Thomas Mangas
Relationship to Company: Board Member
Nature / amount of interest in the transaction: $100,000 owed with an interest rate of 6%. Maturity date of February 12, 2023.
Material Terms:

Valuation

Pre-Money Valuation: $14,960,000.00

Valuation Details:

The company set its valuation internally, without a formal third-party independent valuation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options and warrants are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

In making this calculation, we have not assumed that other securities with a right to acquire shares are exercised.

Luxury Travel Hackers has determined its valuation based on reviews of competing companies or companies with a similar model as ours during their seed rounds of funding.

Comparables

Trovotrip and Thatch are two of our competitors who have both recently raised 5m during their seed rounds.

Trovotrip boasts that the company over a wide set of experiences in 40 different countries. Over 200 hosts work with Trovotrip to offer trips to their audiences with over 350 trips planned for the remainder of 2021 and 2022. Comparatively, we have 150 influencers with a social reach of 50m who have confirmed a desire to work with us and are waiting to be onboarded, we have 3 in-house influencers with a total reach of 1.5m and an in-house email list of 130k, and a partner list of 3m.

Thatch also has a similar business model and tracks their followers at 12m through their partnerships.

We are similar to these companies in that we leverage the influencer market for promotion and booking.

Our Beta launch has led to 350k in sales in 9 weeks and we haven't moved all our customers through the sales funnel so we expect that number to be higher. We also expect to see a rise in sales based on an initial 10k in advertising spend.

We think our $15M valuation is reasonable given our current market reach, our influencer outlook and our management.

Our Team

Gary Kohn/co-founder/CEO-30 years in the film business as a content creator and executive.

Katie Warner/co-founder/head of travel-10 years as an industry leader as a luxury travel agent with 1000's of travel connections around the world, did millions in sales year after year.

Thomas Mangas/Board member-Former CFO/CEO of Starwood Resorts took them through a 13b exit. The industry leader in one of the biggest travel companies in the business.

Daniel Lannon/CMO-13 years of experience in marketing and influencer collaborations having run dozens of multi-million dollar campaigns for major brands, celebrities, and household names.

Brian Hammers/Head of production-20 years experience in advertising, content creation, and producing shows and branded content. Has worked with dozens of celebrities, sports figures, and major brands across the world.

Here is a shortlist of companies in our space at much later stages of development that have been acquired:

Ambercrombie & Kent for $1b(2x multiple). We are similar to them in that we concentrate on a concierge experience for our customers.

STR for $450m (28x multiple). Much of this company's value came from its ability to collect data on travelers. We also collect data and plan to leverage that element of our business to generate value.

Hotel Tonight $400m(7x multiple). Sold to Airbnb who bought them for their relationships and customer base in the hotel space. What makes us similar is that we are capturing a portion of the travel industry (influencers) that has the potential to reach millions of customers

Here is a short list of companies in a similar space that have had recent raises:

Get Your Guide ($484m funding round from Softbank, followed by a $133 million financing round in late 2020). With a focus on activities and shared experiences, although they currently have a larger operation and are more established, the services we provide are similar.

Culture Trip ($80m). With a focus on brand and user interaction to drive traffic we are similar in that we are a company that is focused on building a recognizable and influential and trusted voice in the travel space.

TripActions ($250m). We include TripActions in this list because their sale highlights the opportunity that our expansion into the corporate travel space for a new working economy and remote working offers.

https://www.crunchbase.com/organization/trova-trip/company_financials

https://pitchbook.com/profiles/company/267551-92#funding

https://www.crunchbase.com/organization/nat/company_financials

https://www.tubefilter.com/2021/08/30/thatch-lets-travel-vloggers-monetize-recommendations-raises-3-million/

https://www.phocuswire.com/Thatch-seed-funding

https://techcrunch.com/2021/08/30/thatch-using-3m-round-to-put-travel-creators-on-the-map/

https://www.equidam.com/ebitda-multiples-trbc-industries/

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  We will spend this money on Facebook and IG ads which we are seeing good return and conversion on already.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  We will spend these funds on Facebook and IG ads where we are seeing profits and good conversion already.

- *Technology*
  25.0%
  Use to build entire new site from the ground up using proprietary tech and patented technology.

- *Influencer partnership expansion*
  5.0%
  Onboard hundreds of travel influencers to our content and booking engine.

- *Social Media*
  10.0%
  Scale LTH social media following and presence.

- *Company Employment*
  20.0%
  Payroll

- *Content*

5.0%
Produce new travel content with influencers.

- *Operations*
  6.5%
  software and filming equipment costs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://luxurytravelhackers.com/ (https://luxurytravelhackers.com/annual-reports/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/luxury-travel-hackers

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Luxury Travel Hackers, Inc.

[See attached]

LUXURY TRAVEL HACKERS INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Luxury Travel Hackers Inc.
Las Vegas, Nevada

We have reviewed the accompanying financial statements of Luxury Travel Hackers Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 22, 2021

Luxury Travel Hackers Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 10,400	$ 2,184
Total current assets	**10,400**	**2,184**
Property and Equipment	6,977	-
Total assets	**$ 17,376**	**$ 2,184**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Credit Card	$ 36,449	$ 27,248
Other current liabilities	13,528	-
Total current liabilities	**49,977**	**27,248**
Total liabilities	**49,977**	**27,248**
STOCKHOLDERS EQUITY		
Common Stock	-	-
Additional Paid In Capital	245,756	-
Members' equity	-	208,756
Retained earnings/(Accumulated Deficit)	(278,357)	(233,820)
Total stockholders' equity	**(32,601)**	**(25,064)**
Total liabilities and members' equity	**$ 17,376**	**$ 2,184**

See accompanying notes to financial statements.

LUXURY TRAVEL HACKERS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 8,553	$ -
Cost of goods sold	3,338	-
Gross profit	5,215	-
Operating expenses		
General and administrative	73,773	218,922
Research and development	4,494	12,465
Sales and marketing	3,281	2,437
Total operating expenses	81,548	233,824
Operating income/(loss)	(76,333)	(233,824)
Interest expense	2,912	-
Other Loss/(Income)	(34,708)	(4)
Income/(Loss) before provision for income taxes	(44,536)	(233,820)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (44,536)**	**$ (233,820)**

See accompanying notes to financial statements.

LUXURY TRAVEL HACKERS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Members' equity	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2018						
Members' contribution				$ 208,756		$ 208,756
Net income/(loss)					(233,820)	(233,820)
Balance—December 31, 2019	-	-	-	208,756	$ (233,820)	**$ (25,064)**
Members' contribution				37,000		37,000
Conversion from LLC into C Corp	1,500	$ -	$ 245,756	**(245,756)**		-
Net income/(loss)					$ (44,536)	(44,536)
Balance—December 31, 2020	1,500	**$** -	**$ 245,756**	**$** -	**$ (278,357)**	**$ (32,601)**

See accompanying notes to financial statements.

LUXURY TRAVEL HACKERS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(44,536)	$	(233,820)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		1,744		-
Changes in operating assets and liabilities:				
Credit Card		9,201		27,248
Other current liabilities		13,528		-
Net cash provided/(used) by operating activities		**(20,063)**		**(206,572)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(8,721)		-
Net cash provided/(used) in investing activities		**(8,721)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Members contribution		37,000		208,756
Net cash provided/(used) by financing activities		**37,000**		**208,756**
Change in cash		8,216		2,184
Cash—beginning of year		2,184		-
Cash—end of year	**$**	**10,400**	**$**	**2,184**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	2,912	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Luxury Travel Hackers Inc., was originally formed on February 12, 2019 in the state of Delaware as Luxury Travel Hackers LLC. On December 8, 2020, the company converted from a Delaware LLC into a Delaware C Corporation. The financial statements of Luxury Travel Hackers Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Las Vegas, Nevada.

Luxury Travel Hackers leverages influencers and content to make vacations bookable via social media, turning followers into customers. Luxury Travel Hackers sells vacations and travel to customers who come to us through social media promotion. We handle all the bookings and logistics for travelers providing a concierge service.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Camera & Filming Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

After conversion from LLC in C Corp (December 8, 2020), Luxury Travel Hackers Inc. is a The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from selling of vacations and travel to customers who come to us through social media promotion. We handle all the bookings and logistics for travelers providing a concierge service.

Cost of sales

Costs of goods sold include is the amount paid to vendors (hotels, airlines and etc.).

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $3,281 and $2,437, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 22, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Payroll liabilities	$ 13,528	$ -
Total Other Current Liabilities	**$ 13,528**	**$ -**

4. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consist of:

As of Year Ended December 31,	2020	2019
Camera & Filming Equipment	$ 8,721	$ -
Property and Equipment, at Cost	**8,721**	**-**
Accumulated depreciation	(1,744)	-
Property and Equipment, Net	**$ 6,977**	**$ -**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $1,744 and $0 respectively.

Common Stock

The Company is authorized to issue 1,500 shares of common shares class with par value of $0.00 per share. As of December 31, 2020 1,500 shares have been issued and are outstanding.

6. RELATED PARTY

There are no related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through October 22, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has recently commenced operations and has an accumulated deficit of $278,357, an operating cash flow loss of $20,063 and liquid assets in cash of $10,400 which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Luxury Travel Hackers

Making travel bookable via social media


Your Next Adve re - Simplified
LUXURY
TRAVEL HACKERS

Website | Dallas, TX | TRAVEL/TOURISM

$110,649 raised

52 Investors	$15M Valuation
$0.08 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Luxury Travel Hackers (LTH) is leveraging influencers and content to make vacations bookable via social media. We're turning travel content into travel bookings and followers into customers. Catering to the booming Millennial demand for easy, meaningful, stress-free booking and leveraging the explosive growth in Influencer marketing. Imagine being "One Click Away" from your next vacation. LTH is planning a full go-to-market company launch in Q1 2022.

Reasons to Invest

- Starting in August 2021, $350K in sales within the first 8 weeks
- Combining the over trillion dollar travel industry (22.6% CAGR, 2021-2027)* with the field of influencer marketing (est. $13.8B in 2021)**
- Current network includes over 150 influencer partnerships with a combined 50M+ followers & an extensive email list of 100k+ travelers

(*Source | **Source)

"One click away" from your next vacation


VENTURE INTO THE

Demand for travel is surging back. Adventure-hungry millennials are looking to social media for destination ideas and ways to responsibly travel post-COVID. Influencer marketing is more powerful than ever before - yet there's no one there to connect the dots. That's where Luxury Travel Hackers steps in.

Rewards

Get rewarded for investing more into Luxury Travel Hackers:

$250+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

Friends and Family Early Birds

Invest within the first week and receive an additional 10% bonus shares.

2 days 18 hours 30 mins 43 secs

Early Bird 20% Bonus

Invest $10,000 within the first week and receive 20% bonus shares.

2 days 18 hours 30 mins 43 secs

$250+
Investment

5% off your first travel package

Invest $250+ and receive 5% off your first package trip booked with us.


LUXURY
Demand for travel is surging back

As a first mover in the post-COVID travel sector, we've created a one-stop-shop that generates traveler bookings through collaborations with over 150 social media influencers. Our technology will reduce the human element from the concierge experience and also offer an extra layer of 24/7 support to provide critical support by navigating the changing complexities of the industry.

THE PROBLEM

Social media inspires wanderlust, but leaves the rest to the traveler

Travel is one of the most popular categories on social media, however no one is converting this valuable content into actual travel bookings. With 86% percent of people saying they become interested in locations they see on social media (source), there is a huge opportunity to bridge the gap between travel inspiration and travel purchases.


86%
of travelers become insterested in specific vacation locations they see on social media

(Source)

A social media user who decides their next destination as a result of influencer content is left to figure out the planning on their own. Travelers spend an average of 10-20 hours of additional research across multiple websites (source), plus even more time to research various COVID protocols - all to build a vacation that was just presented to them. With such incredible destinations on display, influencers and content creators are not providing easy, actionable opportunities for their followers to book similar trips.

$500+
Investment
Gold Membership for life!
Invest $500+ and receive a Gold Tier Membership for life (normally $299 a year). You will have access to all the perks of this membership and never pay a fee. This will give you access to exclusive destinations/properties, upgrades and discounts.

$1,000+
Investment
Platinum Membership for life!
Invest $1,000+ and receive a Platinum Tier Membership for life (normally $599 a year). You will have access to all the perks of this membership and never pay a fee. This will give you access to exclusive destinations/properties, upgrades + discounts

$50,000+
Investment
Join us on an influencer trip!
Invest $50,000+ and receive an invitation to one of our filming trips with one of our influencers. See how the filming process works first hand! Join the crew, maybe even pick up a camera and shoot a scene for us! Receive a Platinum Tier Membership

THE SOLUTION

Converting travel content into travel bookings

With Luxury Travel Hackers, you're only "one click away" from booking the glorious vacation you just saw on social media. We turn followers into customers through a simple user experience: Custom travel content is shared via our influencer network and paid ads. With just a click or a swipe, users can book the trip they just saw right on the spot making us the “Shop Your Trip” company.



With just one swipe...
Users can book the trip they just watched.
Drag and Drop System
Automated API Integration with Vendor
Influencer Builds Their Own Page Through Our Custom Building Portal
Influencer Promotes Trip via Social Media
Instant Booking

**The Luxury Travel Hackers app is not yet currently available on the general market.*

Not only are all of our destinations carefully vetted, but we offer the extra layer of 24/7 customer support, providing tailored guidance on continually changing questions around health, safety, and regulations. Our influencers and travel offerings tap into a variety of traveler types and interests, from adventure and wellness to food and festivals to couples and families. We cover any type of travel a customer wants.



15-20% COMMISSION PER BOOKING,
SPLIT WITH OUR INFLUENCERS 50/50
Products include vacation packages, custom itineraries, VIP services, corporate and remote work
Japan
Iceland
Africa
Greece

Our products include vacation packages, custom itineraries, VIP services, corporate and remote work, with additional revenue coming through licensed content, brand collaborations, advertising, and partnerships with tourism boards and travel vendors. We make a 15–20% commission on each booking (estimated average of $3K per person), which we split 50/50 with our influencers.

THE MARKET

The intersection of two massive markets


Millennials are now
the largest demographic
in travel

Tourism is a multi-trillion-dollar industry (source), and millennials—the world's largest spending demographic—prioritize travel more than any other age group (source). Our products will target the 14 million US-based millennials earning between $80K–$250K a year.* After that we will expand to other demographics and capture Gen Z travelers as they enter the market.

This statistic was calculated by Luxury Travel Hackers using data from the following sources: 1 | 2 | 3 | 4 | 5

We believe this powerful demographic is adventurous, diverse, well-traveled, digitally native, and driven by opportunities for new experiences. Luxury Travel Hackers ensures our travel offerings align with the millennial approach to responsible travel, with spending focused on experiences over material goods.


1 in 3 Millennials
budget an average of $5,000
or more on their vacations


66% of Millennials
book trips using their smartphone


1,700% increase in travel purchases
through social media in the last 3 years


$13.8B Market Size
estimated for Influencer Marketing in 2021

(Source | Source | Source | Source)

Nobody else in this space is leveraging influencer content for travel bookings at scale, and very few millennial travel brands are offering an added level of service which can kill a customer's "Lifetime Value"(LTV). We plan to position ourselves at the nexus of influencer marketing and millennial demand, which will set us apart from any of our competitors.

OUR TRACTION

Positioned to partner with over 150 influencers with a combined reach of over 50 million

Luxury Travel Hackers experienced a hugely successful beta launch in August 2021, kicking off with $350K in sales and bringing over 6,500 people into our sales funnel. We're currently onboarding over 150 influencers with a combined social reach of 50M and counting. We've produced over 100 packages of eye-grabbing original content for 7 international and 30 domestic destinations, and as an early-stage company, we've been able to pivot to designing around customer priorities and concerns in traveling post-COVID.


$350K
Sales in first 8 weeks (since August 2021)
150
Influencer Partnerships
50M+
Combined Social Media Reach
100K+
Traveler Email List

As we prepare for a formal market launch in Q1 of 2022, this current round of investment will go directly into technology, marketing, and operations in order to build on our current momentum.

WHY INVEST

A new leader in the travel content space

Luxury Travel Hackers is breaking new ground in today's travel industry, and we're looking at enormous opportunities ahead. We'll be rapidly expanding our social following to become a leader in the travel content space, where we'll serve a wider, more inclusive customer base. We are currently in talks with influencers from the LGBTQ, minority, and disabled communities with the goal of providing travel offerings catered to individuals from those groups who often feel excluded from travel opportunities.

Our growing team of influencers will unlock new audiences, generating increasing exposure for our brand and products. By year three, we anticipate Luxury Travel Hackers attracting the interest of companies such as Airbnb and Booking Holdings for potential acquisition. It's an incredibly exciting adventure ahead, and we'd love for you to join us.

January 2019



Gary starts Luxury Travel Hackers at the advice of a new friend

Gary decides to stop producing films and commits himself entirely to Luxury Travel Hackers at the advice of a monkey in India.

February 2019



APRIL FOOL'S DAY

LTH gets Pre-seed funding(yes, that's one of our investors)

Friends and family(and Gary) put 250k into developing LTH.

April 2019



Shooting begins

The team hits the road with their first influencer, Lina Lindholm. We shot Japan, California, Belize, Greece, Cuba and Iceland back to back. And oh...Gary ran the Boston marathon in between shoots.

August 2019



LTH brings in Co-founder

Katie Warner joins Gary as a travel expert and leader with 10 years of experience in luxury travel.

September 2019



LTH does accelerator program

The smartest thing we ever did. Really got the entire team ready to build an amazing company

January 2020



Covid-19

We spent the entire year building out the technology, editing content, building influencer relationships and understanding what a pivot and go-to-market would look like post Covid.

March 2021



Start seed round

Opened a seed round with Thomas Mangas, former CEO of Starwood Resorts leading and sitting on the LTH board. Lots of follow ons and we were off and running again.

August 2021



Beta Launch

Went very softly to market to overwhelming response doing over 350k in sales in the first 8 weeks

October 2021



Onboard influencer partnerships

Build out the landing pages and instant booking for our 150 and growing influencer partners

November 2021



Build phase 2 of the technology

Build out all automation on website for real time pricing, availability and instant booking

December 2021

Launched on StartEngine

Now YOU can own a part of our company!

January 2022



Full go-to-market company launch

Big PR, marketing and company push, giveaway announcements, introduction of influencer partnerships, loop campaigns etc...

In the Press

Skift DEFINING THE FUTURE OF TRAVEL | PhocusWire | AUTHORITY MAGAZINE | travelreport | VAULT Miami | The Argonaut

SHOW MORE

Meet Our Team



Gary Kohn

Co-founder/CEO

Gary Kohn has always had wanderlust, traveling to over 40 countries on 4 continents and every state in the US. Previous to starting LTH he spent the last 30 years in the film industry as a film and TV producer, development executive and content creator. Over the years he has worked with A-list producers, directors, and actors in the entertainment sector as well as top executives in various businesses and hedge funds.



Katie Warner

Co-founder/Head of Travel Services/Board Member

Katie is a former Assistant Attorney General to the state of Texas. That was until she decided law wasn't for her and became a photographer and travel agent 9 years ago. Since then she built a botique firm to millions in sales and a 120% annual growth rate for 8 years straight with almost zero marketing.



Daniel Lannon

CMO

As a Creative focused Marketer with over 13 years of experience running multi-million dollar campaigns and leading all aspects of creative content for major brands and high-visibility clients, I have helped sell over 1 million in tickets at Live Nation, built social followings into the millions, and seen through multiple global and national campaigns for Samsung TV, Rdio, Ford Models, Entercom, Justin Timberlake, Intel and more. I've been responsible for crafting brand stories featured in Buzzfeed, Business Insider, Now This, Wired, Vogue, Teen Vogue, Interview Mag, V Man, and love a creative challenge.



Brian Hammers

Head of Production

Making moving pictures and managing social strats, usually for brands, celebrities and game developers while creating original content. Ground floor esports content guy and Award-Winning Branded Content Director & Producer (Best Branded Content Series and Best Use of FaceBook for the Intuit QuickBooks Own It Everyday Campaign)



Carine Schneider

Advisor

Carine Schneider, FGE is the President, AST Private Company Solutions. She was formerly the President, NASDAQ Private Market Equity Solutions, CEO of Certent, founder & CEO of Global Shares, Partner at PwC and Nua Group, executive positions at Morgan Stanley and Towers Watson. She was honored in 2019 with the ProShare Award for Services to Employee Share Ownership, in 2017 as one of the 100 Influential Women in Silicon Valley.



Thomas Mangas

Board Member

Tom Mangas is the former CEO and CFO of Starwood Hotels and Resorts. He currently sits on the boards of Tab Food Investments (TFI), Strada Education Network, and Curacity. He is a strategic and finance grounded leader with an exceptional record turning around and driving global growth in under-performing business models in CEO, CFO and Board Director. As a two time public company CFO. he achieved success through his deep experience with numerous growth focused transactions (spins, mergers and acquisitions).



Jeff Green

Advisor

Extensive background in technology and has served as a CFO across multiple industries. A advocate for diversity in companies and social impact investor Jeff focuses his advisory roles on scalability and growth.



Keith Newman

Advisor

An entrepreneur, podcaster, startup advisor and venture catalyst (Angel) with extensive experience in partnerships, growth marketing and exceeding goals by driving alignment with team, strategy and metrics. 5 Exits along with a record of driving KPI's as part of executive management (BD/Sales/Marketing/CEO) including multiple exits and IPO's.



AJ Mahar

Advisor

Passionate, professional, and relentless Sales Strategist. Extensive experience in Creating, Testing, and Developing Scalable Sales Scripts, Presentations, Strategies, Scaling International Sales Offices, Teams and Training International Sales Professionals from all levels.



Michael Prieto

Head of Corporate Travel and Experiences

With over 10 years in corporate and event curation and travel Michael has worked with some of the biggest brands in the world, such as Mercedes, Soho House and Angelist to name a few.



Sarah Maxwell

Advisor

With a long history in marketing and brand building Sarah specializes in golbal partnerships and has been instrumental in the growth of LTH through here extensive contacts across various industries.



Ashley Nelson

Advisor

Ashley Nelson is a seasoned global public relations maven, brand strategist and creative consultant specializing in the luxury fashion, fitness, travel and lifestyle industries with 10+ years of experience. An articulate storyteller with a decade of PR and marketing know-how from tenures at top global communications agencies, Ashley's career was formed during her time working at Weber Shandwick, Edelman and HL Group. She has served an array of clients ranging from start-ups Embark Beyond, Floom, Hudson + Bleecker, Ramy Brook, and Ruschmeyers, to worldwide corporations including Waldorf Astoria, Thompson Hotels, Le Meridien, Baccarat Hotel, TRESemme, Zola, YOOX and TJMaxx.



Craig Reinfeld

Advisor

Subscription Management expert with detailed experience across the full Quote-to-Cash architecture. 10+ years of consulting experience in QTC and Supply Chain. Project experience includes pharmaceutical, chemical, transportation, automotive, banking, and grocery industries. Excels in developing business relationships across all levels in an organization, leading and managing projects, finding process inefficiencies, and data analytics.



Angie Zihlman

Controller

As a dedicated and detail oriented accounting professional, Angie has been meeting the accounting and financial needs of corporations and individuals for 20 years. She specializes in preparing tax documents, payroll, and providing day to day accounting needs to Luxury Travel Hackers. When she is not taking a deep dive into numbers, she enjoys being with her three daughters, four dachshunds and one pitty in Dallas, TX.

Offering Summary

Company	Luxury Travel Hackers, Inc.
Corporate Address	203 South Haskell Ave. Ste. #D, Dallas, TX 75226
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	125,000
Maximum Number of Shares Offered	13,375,000
Price per Share	$0.08
Pre-Money Valuation	$14,960,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Super Early Bird Bonus

Invest within the 48 hours and receive an additional 15% bonus shares.

Friends and Family Early Birds

Invest within the first week and receive an additional 10% bonus shares.

Early Bird 20% Bonus

Invest $10,000 within the first week and receive 20% bonus shares.

Amount-Based:

$250+ | 5% off your first travel package

Invest $250+ and receive 5% off your first package trip booked with us.

$500+ | Gold Membership for life!

Invest $500+ and receive a Gold Tier Membership for life (normally $299 a year). You will have access to all the perks of this membership and never pay a fee. This will give you access to exclusive destinations/properties, upgrades, and discounts.

$1,000+ | Platinum Membership for life!

Invest $1,000+ and receive a Platinum Tier Membership for life (normally $599 a year). You will have access to all the perks of this membership and never pay a fee. This will give you access to exclusive destinations/properties, upgrades, and discounts.

$50,000+ | Joining us on an influencer trip!

Invest $50,000+ and receive an invitation to one of our filming trips with one of our influencers. See how the filming process works first hand! Join the crew, maybe even pick up a camera and shoot a scene for us! Receive a Platinum Tier Membership for life (normally $599 a year) + 15% Bonus Shares.

**All perks occur when the offering is completed.*

StartEnging Owner's Bonus Program

Luxury Travel Hackers, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.08 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $80. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Voting Proxy

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Irregular Use of Proceeds

The company will not incur Irregular Use of Proceeds

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Luxury Travel Hackers to get notified of future updates!

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Nicholas G. SE OWNER 20 INVESTMENTS 4 days ago

Long term goal, how do I get an ROI?

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, my name's Gary Kohn and I'm the CEO and co-founder of Luxury Travel Hackers. And I'm Katie Warner Head of Travel and Co-founder of LTH. I want you to think about your next vacation. What image comes into your head? And…Where did that image come from? I'm willing to bet you saw it on your social media feed, where you've likely spent hours scrolling through Instagram and Tik Tok, and going down the rabbit hole of Youtube watching video after video of beautiful destinations that feel just a bit out of reach. Welcome to Luxury Travel Hackers…

…Where we leverage influencers and content to make vacations bookable via social media. You've just gone from here…to here…

We've built a platform that makes these incredible destinations accessible to everyone…And according to Facebook and Google 86% of all travelers are looking for their next vacation on social media, the problem is few people are leveraging this content and influence for booking, so travelers are spending an average of 10-20 hours of additional research on multiple websites to build the vacation that was just presented to them.

Ya see, what makes this model unique is we're leveraging content and influence for booking, turning followers into customers and allowing what people watch to be the beginning and end of their booking experience. All with one click.

We soft launched in mid July to overwhelming response, and now have over 6,000 customers in our sales funnel. We've already closed 350k in sales since then. Our biggest issue has been keeping up with the demand. And we did all of this with 10k in ad spend.

In addition to the 15-20% commission we make on bookings, we can also get hired by Tourism boards, Hotels, Airlines, and big brands who can pay us to license, produce and be featured in our content. Ya see this model allows us to generate revenue from multiple sides of what we do. We're connected with over 150 travel influencers with a combined social reach of over 50 million followers. We also have a massive email and subscriber list we haven't even marketed to yet . . . frankly, because we can't supply that many people without scaling properly.

Our team's been to over 100 countries across the globe. We've ridden camels into the Thar Desert, flown on private planes, stayed with x Hamas fighters who are now peace activists. We've heli-skied the Ruby mountains and stayed with indigenous tribes in the Himalayas and jungles of Peru. We've ridden motorcycles across India and stayed at some of the most luxurious hotels and resorts in the world. We want to redefine luxury for a new generation of traveler and change the way they are choosing and booking their vacation. We want to do this mindfully, responsibly, sustainably and with consideration to other cultures and the planet by working with local and global charities to bring awareness to world issues.

I've spent the last 25 years working in Hollywood as a film and TV producer, development executive, and content creator. And while Gary was galavanting and hob-knobbing with movie stars I was practicing international law where I served as an assistant attorney general to the state of Texas before I opened up my own luxury travel agency.

The rest of our team, board members, and advisors are experts and leaders in product, content, technology, travel, marketing, scaling, and mergers and acquisitions. We built a team with a massive amount of experience across all the areas we focus on to join us in this vision.

The opportunity to invest in Luxury Travel Hackers is now. We look forward to sharing our success and journey with you.

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